## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

## March 12, 2008
*Date of report (date of earliest event reported)*

| Commission File No. | Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No. | IRS Employer Identification No. |
|---|---|---|
| 000-49965 | **MGE Energy, Inc.**<br>*(a Wisconsin Corporation)*<br>133 South Blair Street<br>Madison, Wisconsin 53703<br>(608) 252-7000<br>www.mgeenergy.com<br>Former name or former address, if changed since last report: Not applicable | 39-2040501 |
| 000-1125 | **Madison Gas and Electric Company**<br>*(a Wisconsin Corporation)*<br>133 South Blair Street<br>Madison, Wisconsin 53703<br>(608) 252-7000<br>www.mge.com<br>Former name or former address, if changed since last report: Not applicable | 39-0444025 |

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4© under the Exchange Act
(17 CFR 240.13e-4©)

**Item 8.01. Other Events**

On March 12, 2008, Madison Gas and Electric Company (MGE) received a notice expressing the intent of the Sierra Club to file a federal Clean Air Act suit against the owners of the Columbia Energy Center (Columbia) as a result of an alleged failure to file a timely application for a renewal of an air permit for Columbia. The notice indicates an intent to seek penalties for the alleged violations of the Clean Air Act as well as injunctive relief and damages. Columbia is a coal-fired generating facility located in Portage, Wisconsin. It is owned by Wisconsin Public Service Corporation, Wisconsin Power and Light Company (WPL), and MGE, and WPL is the party contractually responsible for operating the generating plant. MGE has a 22% ownership interest in Columbia which accounts for 29% (225 MW) of MGE's net generating capability.

WPL has informed MGE that it is reviewing the matter. WPL has publicly stated that it does not anticipate any material impacts to ongoing operations at Columbia. MGE will continue to monitor the situation.

This report contains forward-looking statements that reflect management's current assumptions and estimates regarding future events, including the results of litigation. These forward-looking statements are made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Both MGE Energy, Inc., and MGE caution readers that these forward-looking statements are subject to known and unknown risks and uncertainties that may cause actual results to differ materially from those projected, expressed, or implied. The factors that could cause actual results to differ materially from these forward-looking statements include the uncertainties associated with litigation as well as those discussed under Item 1A, "Risk Factors"; Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations"; and Item 8, "Financial Statements and Supplementary Data" in MGE Energy, Inc.'s, and MGE's Annual Report on Form 10-K for the year ended December 31, 2007, and other factors discussed in filings made by MGE Energy, Inc., and MGE with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this report. Neither MGE Energy, Inc., nor MGE undertakes any obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this report.

# Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**MGE Energy, Inc.**
**Madison Gas and Electric Company**
(Registrant)


/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: March 12, 2008